22003267

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MAR 01 2022

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SEC FILE NUMBER
8-52218

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gagnon Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1370 Avenue of the Americas, 26th Floor

(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marianne D'Alessandro	212-554-5081	marianne@gagnonsec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP

(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

9/29/03	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Marianne D'Alessandro, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gagnon Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Cynthia Roberts
Notary Public, State of New York
No. 01RO6314098
Qualified in Westchester County
Commission Expires November 3, 2022

[signature]

Notary Public

Signature: [signature]

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GAGNON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

DECEMBER 31, 2021

GAGNON SECURITIES, LLC

CONTENTS

EISNERAMPER

EisnerAmper LLP
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Gagnon Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gagnon Securities, LLC (the "Company") as of December 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
February 28, 2022

GAGNON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS		
Cash and cash equivalents	$	9,971,333
Restricted cash		450,053
Receivable from clearing broker		502,161
Furniture, fixtures and leasehold improvements, net		660,991
Operating lease right-of-use asset		6,004,974
Other assets		766,453
	$	18,355,965
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Employee compensation payable	$	1,377,137
Accounts payable and accrued expenses		908,636
Operating lease right-of-use liability		6,962,935
Total liabilities		9,248,708
Members' equity		9,107,257
	$	18,355,965

See accompanying notes to statement of financial condition.

GAGNON SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

---

1. Nature of business

Gagnon Securities, LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on October 21, 1999. The Company provides brokerage and investment services to its clients and clears all customer securities transactions through its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirement of the Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k(2)(ii).

The Company is a registered broker-dealer and a registered investment advisor with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers its investments in short-term money market accounts with maturities of 90 days or less from date of purchase to be cash equivalents. At December 31, 2021, the Company has $500,000 in an escrow deposit account held at the clearing broker, National Financial Services LLC.

Restricted Cash

Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. The Partnership considers cash on deposit with broker and deposit for letter of credit to be restricted cash. At December 31, 2021 cash and cash equivalents and restricted cash was as follows:

Cash and cash equivalents:	$ 9,971,333
Deposit securing letter of credit:	450,053
	$10,421,386

Receivable from Clearing Broker

The Company clears its proprietary and customer transactions through its clearing broker on a fully disclosed basis. At December 31, 2021, the net commission and service fee receivable from the clearing broker was approximately $502,000.

2. Summary of significant accounting policies (continued)

Revenue Recognition

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and service fee. Commissions, service fees and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management, equal to 2.25% per annum. Fee income is calculated and received monthly (0.1875% per month) based on the average daily value of the assets held in the account. Fee income is recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Interest is recorded on an accrual basis and dividends are recorded on an ex-dividend date basis.

Furniture, Fixtures and Leasehold Improvements

Furniture, fixtures and leasehold improvements is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5 years	Straight-line
Office and other equipment	5 years	Straight-line
Leasehold improvements	shorter of lease term or useful life	Straight-line
Artwork		Not depreciated

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes subject to a new law in 2021 enacted by New York State to allow the Company to pay the members' share of the tax on net income of the Company. The Company has not provided for federal income taxes. The Company, however, is subject to local unincorporated business taxes in New York City (UBT).

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

2. Summary of significant accounting policies (continued)

Fair Value of Financial Instruments

At December 31, 2021, the carrying value of the Company's financial instruments, such as receivable from clearing broker and other assets approximate fair values due to the nature of their short-term maturities.

Credit Losses

The Company measures credit losses on financial instruments in accordance with Accounting Standards Update ("ASU") No. 2016-13 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts. See Note 3 for additional information.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the statement of financial condition. Actual results could differ from those estimates.

3. Receivables and allowance for doubtful accounts

The Company carries its fee receivables (included in other assets) and receivable from clearing broker at cost less an allowance for doubtful accounts. Additionally, the receivables have a short duration generally due within 30 to 90 days and currently there is no historical evidence of market declines that would cause the fair value of the receivable to be less than the amortized cost of the receivable. The Company generally does not require collateral and establishes an allowance based upon factors surrounding the credit risk of clients, including historical experience, current conditions and reasonable and supportable forecasts. The Company considered the current conditions, and there is not a foreseeable expectation of an event of change that would result in the receivables being paid for less than the amortized cost. Accordingly, the Company did not record an allowance for expected credit losses for the year ending 2021.

4. Furniture, fixtures and leasehold improvements

Details of furniture, fixtures and leasehold improvements at December 31, 2021 are as follows:

Furniture and fixtures	$	260,418
Office and other equipment		486,963
Leasehold improvements		526,756
Artwork		15,085
		638,494
Less accumulated depreciation and amortization		(628,231)
	$	660,991

5. Asset acquisition

On May 4, 2018, the Company entered into a Stock Purchase Agreement (the "Agreement") with a third party (all capitalized terms used but not defined herein shall have the respective meanings given to them in the Stock Purchase Agreement). Pursuant to the Agreement, the Company acquired all of the issued and outstanding capital stock in the third party in exchange for Earnout Payments, based on the performance of the Earnout Assets acquired. There were no other assets acquired or liabilities assumed as part of the transaction. These Earnout Assets represent customer accounts transferred from the third party, for which the Company will provide investment advisory services. In exchange for the fee income earned on these customer accounts, the Company is subject to Earnout Payments equal to a specified percentage of the quarterly revenue earned from the customer accounts in a decreasing proportion over the next 10 years. The third party entity was dissolved effective December 6, 2018.

Pursuant to ASU No. 2017-01, a screen test is provided to determine when a set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. Management determined the customer accounts represent the single identifiable asset and therefore the transaction was treated as an acquisition of assets. Furthermore, management assessed that the duration of the Agreement and quarterly payments to the third party, which decrease over 10 years, are representative of the useful life and the monthly amortization of the customer accounts acquired and therefore, the Earnout Payments to the third party are expensed as incurred.

6. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was approximately $7,049,000, which was approximately $6,833,000 in excess of its computed minimum net capital requirement of approximately $216,000.

7. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

8. Related party transactions

The Company provides research and other operational and administrative support services to, and executes securities transactions on behalf of, related investment companies and investment partnerships.

9. Income taxes

The Company is subject to New York City Unincorporated Business Tax. In 2021, New York State enacted the pass-through entity tax under Tax Law Article 24-A (the "Tax Law") effective for tax years beginning on or after January 1, 2021. The Tax Law allows pass-through entities to elect to pay the New York State tax due on the members' share of net income of the Company. The Company has chosen to make the election for the year ended December 31, 2021.

10. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in certain financial institutions which, at times, may exceed the federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

11. Exemption from Rule 15c3-3

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

12. Operating lease right-of-use asset and liability

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update (ASU) No. 2016-02, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for Transition to Topic 842: ASU No. 2018-10, Codification Improvements to Topic 842, Leases; and ASU No. 2018-11, Targeted Improvements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months.

Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application.

Adoption of the new standard resulted in the recording of right-of-use assets and corresponding lease liabilities using a discount rate of 5.50%. The adoption of the new standard did not materially impact the Company's statement of operations and had no impact on the Company's statement of cash flows. Effective January 1, 2021, the Company amended its lease agreement to relocate to new space within the same building, extending the term of the lease through January 2032 and providing for certain period of rent abatement as well as the reimbursement of up to $1,000,000 of improvements to the space. Tenant improvement reimbursements that are not utilized by the Company can be offset against future rent periods. As of December 31, 2021, approximately $526,000 of tenant improvements had been incurred. Based upon the factors considered under ASC 842-10-55-20, management determined that the impact of the amendments resulted in the treatment of the amended lease agreement as a new lease. Accordingly, the Company derecognized the remaining right of use asset and liability resulting in a gain of approximately $32,000. As an incentive to vacate the Company's previous premises, the new tenant paid the Company $475,000, which has been included in the calculation of right-of-use-asset.

The Company is obligated under a non-cancellable operating lease for office space and storage space expiring through January 2032. The Company maintains a deposit of approximately $450,000 to secure a $400,000 letter of credit for the benefit of the landlord. This amount is included in restricted cash on the statement of financial condition.

Year Ending December 31,	
2022	$ 531,043
2023	396,212
2024	556,369
2025	1,030,298
2026	1,068,534
Thereafter	5,989,402
Total minimum lease payments	9,571,858
Less: Amounts representing interest not yet incurred	(2,608,923)
Present value of operating lease obligation	$ 6,962,935

13. Notes Receivable from Employees

Notes receivable from employees represent loans to employees for the purchase of non-voting member interests in the Company. Such allocation of non-voting interests is determined at the sole discretion of the majority holder of voting member units ("Majority Holder"). The notes are evidenced by a promissory note containing customary terms of payment and bear no interest. The Majority Holder may, at its sole discretion, waive payments on the notes. Upon termination of employment, the member is paid out the difference if their equity interest has increased or the member is asked to pay back the difference if their equity interest has decreased. The notes are collateralized by member units. During the year ended December 31, 2021, payments on the notes were waived and no new notes were issued. At December 31, 2021, notes receivable from employees of approximately $492,000 has been offset against members' equity in the accompanying statement of financial condition.

14. Member units

At December 31, 2021, approximately 58% of member units represent voting interests and approximately 42% of member units represent non-voting interests.

15. Employee benefit plan

The Company maintains a profit-sharing plan (the "Plan"), pursuant to Section 401(a) of the IRC for substantially all full-time, salaried employees. The Plan is funded entirely by the Company and contributions are made on a discretionary basis.

16. Contingencies and other uncertainties

The extent of the impact and effects of the recent outbreak of the coronavirus (COVID-19) on the operation and financial performance of our business are unknown. However, the Company does not expect that the outbreak will have a material adverse effect on our business or financial results at this time.